UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No. 3)*

WEBSENSE, INC.

(Name of Issuer)

Common Shares, $0.01 Par Value

(Title of Class of Securities)

947684 10 6

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, Suite 4400

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 987684106

1	NAME OF REPORTING PERSONS. Shamrock Activist Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 3,258,330 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 3,258,330 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,258,330 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.18%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 987684106

1	NAME OF REPORTING PERSONS. Shamrock Activist Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 628,002 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 628,002 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 628,002 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.38%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 987684106

1	NAME OF REPORTING PERSONS. Shamrock Activist Value Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 25,633 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 25,633 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,633 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 987684106

1	NAME OF REPORTING PERSONS. Shamrock Activist Value Fund GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 3,911,965 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 3,911,965 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,911,965 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.62%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 987684106

1	NAME OF REPORTING PERSONS. Shamrock Partners Activist Value Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,911,965 Common Shares*
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 3,911,965 Common Shares*
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,911,965 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.62%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

ITEM 1. Security and Issuer.

This statement amends the Schedule 13D, dated October 19, 2007, as amended by Amendment No. 1, dated December 3, 2007, and Amendment No. 2, dated January 15, 2008 (as amended, the “Amended Schedule 13D”), filed by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III” and, together with SAVF and SAVF II, the “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and, collectively with SAVF, SAVF II, SAVF III and the General Partner, the “Reporting Persons”) with respect to Common Shares, $0.01 par value per share (“Common Shares”), of Websense, Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 3 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Amended Schedule 13D.

1. ITEM 3 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 3. Source and Amount of Funds or Other Consideration.

The total amount of funds used by SAVF to purchase the 502,711 Common Shares acquired by it after January 15, 2008 (the date the Schedule 13D was last amended) was $9,308,955 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF.

The total amount of funds used by SAVF II to purchase the 96,989 Common Shares acquired by it after January 15, 2008 (the date the Schedule 13D was last amended) was $1,795,992 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF II.

The total amount of funds used by SAVF III to purchase the 300 Common Shares acquired by it after January 15, 2008 (the date the Schedule 13D was last amended) was $5,554 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF III.

2. ITEM 5 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 5. Interests in Securities of the Issuer.

(a), (b) SAVF, SAVF II and SAVF III are controlled by the General Partner. As a result, each of SAVF, SAVF II and SAVF III may be deemed members of a group and may be deemed to beneficially own for purposes of Section 13(d) the shares beneficially owned for such purposes by the other.

SAVF is the owner of 3,258,330 Common Shares, which represents approximately 7.18% of the issued and outstanding Common Shares. SAVF II is the owner of 628,002 Common Shares, which represents approximately 1.38% of the issued and outstanding Common Shares. SAVF III is the owner of 25,633 Common Shares, which represents approximately 0.06% of the issued and outstanding Common Shares. Accordingly, the Shamrock Activist Value Fund owns 3,911,965 Common Shares, which represents approximately 8.62% of the issued and outstanding Common Shares.

As the general partner of each of SAVF, SAVF II and SAVF III, the General Partner may be deemed to beneficially own the 3,911,965 Common Shares owned by the Shamrock Activist Value Fund, constituting approximately 8.62% of the issued and outstanding Common Shares. As the managing member of the General Partner, Shamrock Partners may be deemed to beneficially own the 3,911,965 Common Shares owned by Shamrock Activist Value Fund, constituting approximately 8.62% of the issued and outstanding Common Shares. Shamrock Partners has sole voting and dispositive power with respect to the 3,911,965 Common Shares owned by Shamrock Activist Value Fund by virtue of its authority to vote and dispose of such Common Shares. Finally, each of the controlling persons of Shamrock Partners may be deemed to beneficially own the 3,911,965 Common Shares owned by Shamrock Activist Value Fund, pursuant to Rule 13d-3 under the Act. Those controlling persons are identified in response to Item 2, as previously filed.

The percentage of ownership figures set forth above and in response to Items 5(a) and 5(b) assumes that 45,376,906 Common Shares were outstanding as of February 12, 2008, based on the information contained in the Company’s Report on Form 10-Q filed with the United States Securities and Exchange Commission on November 9, 2007.

(c) Since January 15, 2008 (the date the Schedule 13D was last amended ), SAVF, SAVF II and SAVF III acquired Common Shares on such dates, in such amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 7 and incorporated herein by reference. All such transactions were effected in the open market on the Nasdaq National Market.

Except as set forth above, none of the Reporting Persons beneficially owns any Common Shares or has effected any transactions in Common Shares since January 15, 2008 (the date the Schedule 13D was last amended).

(d) Not applicable.

(e) Not applicable.

3. ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 7. Material to be Filed as Exhibits.

Document
Exhibit 7	—	Schedule of Transactions
Exhibit 8	—	Joint Filing Agreement, dated October 19, 2007, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

SIGNATURES

  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

Exhibit Index

Document
Exhibit 7	—	Schedule of Transactions
Exhibit 8	—	Joint Filing Agreement, dated October 19, 2007 among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.